October 28, 2005

Joan Sullivan Garrett
Chief Executive Officer
MedAire, Inc.
80 E. Rio Salado Parkway,
Suite 610,
Tempe, Arizona

Re: MedAire, Inc.
     Registration Statement on Form 10
     Filed on October 3, 2005
     File No. 0-51555

Dear Ms. Garrett:

     We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General Comments</u>

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   Please provide us with copies of market and industry data that you cite or rely on in your filing. For instance, on page 9 you state that your "Commercial Aviation clients represent approximately 35% of the world's air passenger traffic based on statistics published by Air Transport World." The copies of market and industry data should be appropriately marked, dated, and reference should be made to the page number on which they are cited.

3.   The basis for comparative factual assertions and for management's belief in qualitative statements must be clear from the text of the registration statement or provided supplementally to us. Revise the disclosure throughout the document to disclose the measurements you are using to support your statements, or advise us supplementally as necessary. In providing supplemental support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation:

- "we believe that collectively these markets represent more than $450 million in annual revenue, based on the services and products the Company provides today." (page 3)

- "we believe MedAire is the industry's dominant medical and security assistance provider." (page 8)

- "[w]e believe that of the global airlines tracked by Air Transport World, about half have at least some potential for doing business with MedAire, and we estimate that the value of the total current global Commercial Aviation market value for services and products similar to those that we offer is currently approximately $16 million annually." (page 9)

        Please revise or advise as appropriate.

4.   We note a letter to your shareholders, dated October 18, 2005, posted on your company website, which indicates that management has been meeting with institutional micro cap investors in order to explore their interest in creating a market for your shares. Please provide us with further detail on the discussions you have been having with the institutional micro cap investors.

Explanatory Note, page 2

5.   Please tell us the number of holders of your outstanding voting securities as of December 31, 2003 and December 31, 2004. Also, please tell us how many of those security holders were residents of the U.S. Please revise the disclosure to state your conclusions about whether you were in compliance with the Exchange Act registration requirements.

Item 1. Business, page 2

6.   Please revise to note the extent to which your business may be seasonal.

7.   Please revise to note the dollar amount of your backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(viii) of Regulation S-K.

8.   Please revise to provide a description of any material portion of the business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. Refer to Item 101(c)(1)(ix) of Regulation.

9.   We note on page 4, that your Board made the decision to consider the sale of your Global Doctor clinics. Please revise to discuss the Global Doctor clinics' historical financial performance and to note the effect a sale of the Global Doctor clinics would have on your financial performance going forward.

Industry Background, page 3

10.   In the third full paragraph you note that "collectively these markets represent more than $450 million in annual revenue, based on the services and products the Company provides today." Please revise to note that these markets represent $450 million in potential annual revenue. Also, please revise to note the amount of revenue you currently generate from each market.

11.   In the penultimate paragraph on page 3, you state that medical expertise in the telemedicine industry is shared on a virtual basis. Please revise to give an example of how information is shared on a virtual basis.

History, page 4

12.   We note your reference to ISO certification. Please revise to briefly describe the ISO and the significance of this certification. Also, please note whether you are required to obtain this certification to perform any aspect of your business or if you voluntarily obtained this certification.

Services and Products, page 5

13.   Please revise to note the portion of your revenues derived from long-term contracts versus fixed-fee or transaction-based revenues.

Resources, page 7

14.   You state that "[k]its are returned to us either on an annual basis or after they have been opened (whichever comes first) to be refurbished with current date pharmaceuticals." Please revise to note if you charge clients for the refurbishment of the kits or if you provide this service free of charge.

Business Aviation, page 8

15.   You state that "[v]irtually all of our clients in this market take advantage of our annual training programs and have our medical kits onboard." Please revise to quantify the term "virtually all."

16.   On page 9, you discuss your partnerships "with the top business aircraft manufacturers in the industry, including Boeing Business Jet, Gulfstream, Bombardier and Embraer." Please disclose your basis of selection for referencing the clients listed. Your basis should be one that is objective and quantifiable. Refer to Item 101(c)(vii) of Regulation S-K. You should not highlight only the customers that are widely known.

Clients, page 11

17.   You note that, as of June 30, 2005, you have approximately 1,000 clients and that "[m]ost are among the Fortune 1000."   Please provide us with your criteria for whom or what you consider a "client." Also, please revise to quantify how many of you clients are among the Fortune 1000.

Regulatory Matters, page 12

18.   Please revise to describe the regulatory matters you face in countries outside of the United States.

Intellectual Property, page 13

19.   Please revise to disclose whether you have any patents or registered trademarks for your proprietary processes, procedures, protocols and resources.

20.   Please revise to note the duration and effect of all patents and trademarks. Refer to Item 101(c)(1)(iv).

Financial Information About Geographic Areas, page 14

21.   Please provide us with the list of countries that make up the category "Other Countries."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Overview, page 16

22.   In the penultimate paragraph, on page 17, you state that Medspace "paid an amount to settle a management agreement in a merger transaction." Please provide further detail regarding that transaction.

23.   Please tell us how you accounted for the $1 million congressional appropriation awarded to you in July of 2003.

Key Trends Influencing our Operating Results, page 18

24.   Please revise this section to note any negative trends that are currently affecting your operations, if any. For instance, but without limitation, we note on page 21 that you have experienced declining margins in your equipment kit business given that your product mix has shifted to additional kit refurbishment versus new kits. Also, in this section you discuss the advantages of Globalization. Please discuss any disadvantages to Globalization, such as increased competition.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, page 22

Cost of Equipment Revenues, page 23

25.   On page 20, you note that the Federal Aviation Administration's passed a regulation that mandated all U.S. commercial aircraft carry new medical kits onboard. On page 21, you state that as a result of that regulation, there was strong demand in the first half of 2004 from clients upgrading or replacing their kits which caused an increase in your margin for the first 6 months in 2004. However, in this section you note that the improvement in your margin in 2004 relates to operational and administrative efficiencies and synergies created by the acquisition of the minority interest in MedSpace, Inc. in December 2003. Please reconcile these two statements.

Liquidity and Capital Resources, page 27

26.   Please revise to state your cash balance as of the most recent practicable date.

27.   Please provide us with your basis for classifying the "cash payment of the minority interest acquisition in MedSpace" as an operating activity.

Liquidity Summary, page 27

28.   You state that you have an unused $1 million credit facility for working capital purposes. Please disclose the name of the lender that is providing the credit facility and the material terms of the facility. Disclosure should include, but not be limited to, the requirement that you maintain a $500,000 compensating balance on deposit with the financial institution as discussed on page F-11. Also, please file a copy of the credit facility agreement as an Exhibit or tell us why you believe it is not a material contract for purposes of Item 601 of Regulation S-K.

29.   You state that, as of December 31, 2004, you had a covenant default that was waived. Please revise to provide further disclosure regarding this default. Also disclose whether you are currently in compliance with this covenant.

30.   On page 30, you note that "you expect your future growth to be derived, in significant part, from acquisitions." Please revise this section to note this expectation and discuss your anticipated sources of funding. Also, please revise to note any commitments you have regarding significant capital expenditures or acquisitions.

31.   We note the reference to "future capital requirements" at the top of page 28. Please revise to describe these requirements in more detail and to quantify each requirement if possible.

32.   We note a letter to your shareholders, dated October 18, 2005, posted on your company website, which indicates that management plans to seek additional investment from institutional micro cap investors. Please revise this section to include a discussion of any anticipated funding from micro cap investors.

Contractual Obligations, page 28

33.   Please tell us what consideration you gave to including obligations under your employment agreements in the table.

Risk Factors, page 28

34.   We note that $928,000 (or roughly 7%) of your $13 million in assets as of June 30, 2005 consists of goodwill. Given your history of losses, please add a risk factor addressing the potential impairment of this asset.

35.   Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example:

   •   on page 29, you state that "Although we believe we take appropriate steps to ensure compliance."

   •   on page 31, you state that "Although we have obtained liability insurance that we believe is adequate as to both the risks covered and the amount of coverage."

   •   on page 32, you state that "While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our deadline."

We derive a substantial percentage of our revenue from services and equipment we provide to our customers in the U.S. Commercial Aviation market, and factors that negatively affect the airline industry may also negatively affect our results of operations, page 28

36.   Please revise to note the effect that rising fuel costs are having on the airline industry.

We have experienced losses in the past and may not be able to sustain profitability in the future, page 29

37.   Please revise this risk factor to note your accumulated deficit.

Our receipt of confidential patient information may subject us to significant federal and state regulation., page 30

38.   You state that you "have consulted legal counsel specializing in such matters and have been advised that in our current role we are presently not considered a covered health care provider because we do not engage in any of the Health Insurance Portability and Accountability Act of 1996 (HIPAA) electronic standard transactions."   Please revise to clarify whether your conclusion is based on the advice or opinion of counsel and name counsel.

We expect our future growth to be derived, in significant part, from acquisitions, but our acquisition strategy may not be successful or we may not be successful integrating acquisitions, page 30

39.   Please revise this risk factor to note the risk of you having insufficient capital to implement this acquisition strategy.

The loss of certain key employees could adversely affect our business, page 31

40.   We note the generic nature of this risk factor. Since all companies rely on their key personnel, clearly explain how the loss of your key personnel would affect your company. For example, please elaborate on the risk posed by losing their knowledge and business contacts.

41.   Please advise us whether you have entered into employment agreements with all of the key employees listed in this risk factor. If you have not entered into employment agreements with all of these individuals, please revise the risk factor to note this fact.

Properties, page 34

42.   Please revise to state the location of the MedSpace office space where you operate kit assembly operations.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 35

43.   Please revise to name the natural persons holding voting control and dispositive powers over Bell Porter Nominees LTD, ANZ Nominees Limited, and LF Private Equity AS.

Item 5. Directors and Executive Officers, page 37

44.   Please revise to note the term of your directors. Refer to Item 401(a) of Regulation S-K.

James E. Lara, page 37

45.   Please revise to note Mr. Lara's principal occupation and employment for the last five years.

46.   Please revise to briefly disclose the nature of each of the organizations for which Mr. Lara served as a director and employee.

Greg Eaton, page 38

47.   Please revise to note Mr. Eaton's principal occupation and employment from 2000-2002.

Item 6. Executive Compensation, page 39

48.   Please identify and quantify the amounts listed as "All Other Compensation" by footnote to the table. Refer to Item 402(b)(2)(v) of Regulation S-K.

Compensation of Directors, page 41

49.   Please revise to describe how director compensation is determined and by whom. Refer to Item 402(g) of Regulation S-K.

Employment Contracts, page 42

50.   Please disclose the termination dates of the employment agreements with Ms. Garrett and Mr. Lara. Also, please disclose any terms relating to salary, bonus, or other compensation.

51.   You state that "based on our consultations with Australian counsel, we believe that Ms. Garrett's salary and other compensation and benefits payable upon termination are not subject to the limitation imposed by the Listing Rules of the Australian Stock Exchange because the Company was not a listed Company at the time Ms. Garrett's agreement was executed." Please revise to clarify whether your conclusion is based on the advice or opinion of counsel and name counsel.

Item 7. Certain Relationships and Related Transactions, page 42

52.   You state that you are leasing space from Banner at a rate of approximately $1,100 per month. Please revise to note the location of that lease. Also, based on your disclosure on page F-24 you have not paid Banner for the lease during the six months ending June 30, 2005. Please advise us whether you are still leasing this facility from Banner. If yes, please note why no payments have been made to Banner as of June 30, 2005.

53.   Please revise to state whether your agreements with Banner Health Systems and Laersal Medical Corporation were on terms comparable to the terms you could have received in an arms-length transaction.

Item 8. Legal Proceedings, page 43

54.   We note numerous references in the disclosure to consultation with Australian counsel. Please revise to name counsel.

55.   In the penultimate paragraph, you state that you "are unaware of any legitimate claims that have not been addressed to the Australian Stock Exchange." Please strike this statement given that you are not qualified to make such judgments.

Our Compensation Plan, page 45

56.   Please revise this section to provide a description of the 1998 Key Employee Stock Plan and the Equity Compensation for President and COO.

Item 10. Recent Sales of Unregistered Securities, page 45

57.   Please revise to include a discussion regarding your issuances of options and warrants with in the last three years. For instance, on page F-26, we note that in 2004 you issued 1,150,000 options to employees.

Financial Statements for the years ended December 31, 2004, 2003, and 2002 and the six months ended June 30, 2005, pages F-2 – F-31

Independent Auditors' Report, page F-3

58.   Please revise to include the city and state of issuance.

Consolidated Balance Sheets, page F-4

59.   Please revise to separately present your compensating balance as restricted cash on the face of the balance sheet. Refer to ASR No. 148.

Consolidated Statements of Cash Flows, page F-8

60.   Please provide us with a description of the "cash acquisition costs" included under investing activities on the statement of cash flows. Please tell us what consideration you gave to including this item within financing activities.

61.   Please tell us where the acquisition of cash of $126,434 in your merger with Global Doctor has been reflected in the statements of cash flows.

Note 1. Nature of Business and Significant Accounting Policies, pages F-10 – F-16

Revenue recognition, page F-10

62.   We note that you recognize revenue upon shipment of your product. Please provide us with your basis in GAAP for recognizing revenue upon shipment in light of the customer acceptance provisions of SAB 104. Do title and/or risk of loss for the product pass to the buyer upon shipment or delivery?

63.   Please summarize the nature and terms of your multiple deliverable arrangements for us. In doing so, please explain how you concluded that objective and reliable evidence of the fair value of the undelivered item exists. Refer to paragraph 16 of ETIF 00-21.

Restatement, page F-11

64.   Please revise to provide a more detailed description of the restatement. In addition, please provide us with your basis for recording this amount in Other Comprehensive Income as we note that the amount exceeds your translation adjustment during the period.

Note 5. Note Payable and Pledged Assets, page F-18

65.   Please revise to include a more detailed description of the rights and privileges available to holders of your convertible debt. Reference is made to APB 14.

Note 7. Commitments and Contingencies, page F-19

66.   Please tell us whether the positive ruling as it relates to the mining rights occurred within the allocation period as defined in SFAS No. 141. In addition, explain how you considered the guidance in paragraph 40 of SFAS No. 141 in accounting for the rights.

67.   Finally, tell us how you considered the guidance in paragraph 12 of APB 10 in recognizing the gain on the sale of the rights under the installment method. In your response, explain when the risks of ownership were transferred to the buyer.

Note 9. Segment Reporting, pages F-21 – F-24

68.   We note from your disclosure on page 17 that goodwill within the Global Doctor
        segment was evaluated for impairment in connection with your consideration of your sale
        of this segment. In light of this fact and the fact that this segment suffered pre-tax losses
        in the years ended December 31, 2003 and 2004 and the six months ended June 30, 2005,
        please tell us what consideration you gave to evaluating the long-lived assets of the
        Global Doctor segment for impairment. Reference is made to paragraph 8 of SFAS 144.

Note 14. Acquisitions and Dispositions, pages F-29 – F-31

69.   With respect to the Global Doctor acquisition, we note your disclosure that the aggregate
        purchase price was $1,274,660, consisting of 10,753,765 shares of common stock and
        $6,215 in cash. We also note per the consolidated statements of stockholders' equity that
        you recorded common stock and additional paid in capital of $508,249 in connection
        with this acquisition. This is significantly lower than the aggregate purchase price less
        the cash received. Please reconcile this apparent discrepancy and reconcile the purchase
        price allocation here to your supplemental disclosure of noncash investing and financing
        activities on the statements of cash flows.

70.   We note from your merger agreement filed as an exhibit that you issued Medaire stock
        options to Global Doctor employees in exchange for their outstanding options. Please
        explain to us how you have accounted for these options and whether they were
        considered in the purchase price. Refer to paragraphs 83 through 85 of FIN 44.

71.   Please tell us what consideration you gave to including audited financial statements for
        Global Doctor and MAS in connection with the respective business combinations.
        Reference is made to Rule 3-05 of Regulation S-X.

72.   With respect to the acquisition of MedSpace, please tell us whether you recorded the
        tangible assets acquired at fair value and how you estimated the cost to settle the
        management agreement.

Exhibits

73.   Please file a specimen stock certificate and any other instruments defining the rights of
        security holders. Refer to Item 601(b)(4) of Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Maulbeck, Accountant, at (202) 551-3466 or Stephen Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Tom Curzon, Esq. (*via facsimile*)